10029347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

SEC FILE NUMBER
8- 67043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BATS Trading, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa KS 66214-1585
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Perrigo 913-815-7137
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4
AB 3/6

OATH OR AFFIRMATION

I, Craig Perrigo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

FINOP
Title

NOTARY PUBLIC - State of Kansas
TAMARA SCHADEMANN
My Appt. Exp. 07/09/2012
#1026123

Tamara Schademann
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

BATS Trading, Inc.

Financial Report
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
BATS Trading, Inc.
Lenexa, Kansas

We have audited the accompanying statement of financial condition of BATS Trading, Inc. (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BATS Trading, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
February 25, 2010

BATS Trading, Inc.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 10,093,569
Receivables	
Due from related entities	8,575,801
Income tax receivable	457,210
Other	18,000
Total receivables	9,051,011
Short-term investments, at fair value	24,998,700
Other assets	137,462
Total assets	$ 44,280,742

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 6,893,233
Accrued expenses and other liabilities	578,376
Total liabilities	7,471,609
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY	
Common stock - 1,000 shares authorized, $.01 par value; 100 shares issued and outstanding	1
Additional paid-in capital	38,829,907
Accumulated deficit	(2,020,775)
Total stockholder's equity	36,809,133
Total liabilities and stockholder's equity	$ 44,280,742

See Notes to Statement of Financial Condition.

Note 1. Nature of Business

BATS Trading, Inc. (the Company or BATS) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker dealer. The main function of BATS is to route orders to other market centers on behalf of BATS Exchange, Inc. (the Exchange), which operates as a national stock exchange. BATS and the Exchange are both wholly owned by BATS Global Markets, Inc.

Note 2. Summary of Significant Accounting Estimates

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is minimal.

Receivables: Receivables are carried at cost. Interest is recorded on receivables once they exceed 30 days past due. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance based on collections. During 2009, no significant receivables were written off.

Investments: Investments are recorded at fair value. Realized and unrealized gains and losses are included in other income. Securities owned as of December 31, 2009 consist of U.S. Treasury bills.

Income taxes: Deferred taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB Accounting Standards Codification Topic 740, *Income Taxes*, issued new guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For private companies, uncertain tax positions were effective for fiscal years beginning after December 15, 2008, and were applied to all open tax years as of the date of effectiveness. The Company adopted the guidance as of January 1, 2009 and it did not have a material impact on the Company's statement of financial condition.

Note 2. Summary of Significant Accounting Estimates (Continued)

Revenue recognition: Routing fee revenue, consisting of fees earned on any share that is routed out to another market center, is recognized on a trade-date basis. Pursuant to Accounting Standards Codification (ASC) 605-45, *Revenue Recognition: Principal Agent Consideration*, execution revenues from transactions executed through the Company are recorded on a gross basis in revenues and expenses.

Market data revenue (print and quote revenue) is earned by BATS from participants in the national market system paying fees to receive market data. These fees are consolidated into a "tape pool" and then distributed among market centers quarterly. BATS received revenue for offering quotes and printing (reporting) trades to the consolidated tape system.

In addition, BATS is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934. The Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. BATS acts as the agent versus the principal on these transactions, and therefore Section 31 fees billed and collected are reported net in the statement of income. The amount of Section 31 fees collected by BATS for the year ended December 31, 2009 was $8,408,992.

Fair Value Measurements: Effective January 1, 2008, the Company adopted Accounting Statement Codification 820, *Fair Value Measurements and Disclosures*, (ASC 820). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under ASC 820 are described below:

> Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.
>
> Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.
>
> Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the

Note 2. Summary of Significant Accounting Estimates (Continued)

fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. Fair value of non-exchange-traded contracts is based on third party quoted dealer values on the Interbank market. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value Measurements

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Short-term Investments:				
US Treasury Bills	$ 24,998,700	$ 24,998,700	$ -	$ -
Total	$ 24,998,700	$ 24,998,700	$ -	$ -

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2009, requires the Company to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2009, the Company had net capital of $27,620,660, which was $27,122,553 in excess of its required net capital of $498,107. The ratio of aggregate indebtedness to net capital is .27 to 1.

Note 5. Related Party Transactions

The Company offers settlement and clearing services to its subscribers and maintains brokerage accounts with a 3% stockholder of the parent. As of December 31, 2009, $34,163,372 in cash and the Company's short-term investment portfolio was held in such accounts.

The Company enters into transactions with affiliated broker dealers in the normal course of business. The affiliated broker dealers are stockholders of the parent.

On November 1, 2008, the Company entered into an Administrative Services and Support Agreement with the Exchange. Pursuant to the agreement, the Exchange provides certain administrative and support services, including billing customers, to the Company for an Administrative fee of $44,811 per month. In addition, the Company pays employee costs to the Exchange equal to 2% of actual salaries, bonuses, and other payroll related expenses incurred by the Exchange each month. At December 31, 2009, a receivable balance of $7,331,342 was due from the Exchange for billings to customers performed by the Exchange on behalf of the Company.

Note 6. Reverse Stock Split

On November 10, 2009, the Board of Directors approved a reverse stock split. It was approved that each 177,393.33 shares of stock outstanding would become one share of stock. The Board of Directors also decreased the number of authorized shares from 20 million shares to one thousand shares.

Note 7. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2009, which is included in other assets on the statement of financial condition:

Deferred tax assets:	
Start-up costs	$ 106,669
Total deferred tax assets	$ 106,669

During the year ended December 31, 2009, the Company reduced the valuation allowance previously recorded on the deferred tax assets to an amount that management believes will ultimately be realized. Management evaluated the available positive and negative evidence and concluded that a valuation allowance was no longer required.

The Company adopted the standard for unrecognized tax positions as of January 1, 2009 and it did not have a material impact on the Company's financial statements as of and for the year ended December 31, 2009.

The Company recognizes the accrual of interest and penalties related to unrecognized tax positions in income tax expense. No interest or penalties were recognized in the current period.

As of December 31, 2009, the Company did not have any unrecognized tax benefits.

As of December 31, 2009, the Company had approximately $457,000 in income taxes receivable recorded of which the balance principally relates to amounts due from affiliates for its share of taxes related to consolidated federal and state taxes. The Company's share of taxes is calculated based on the Company's tax sharing agreement. The tax

Note 7. Income Taxes (Continued)

sharing agreement allocates federal tax among the members of the consolidated group on the basis of the percentage of the total tax for which the tax of each member if computed on a separate return would bear to the total amount of taxes for all members of the group is so computed. State taxes are allocated in accordance with each jurisdiction's methodologies used to calculate tax, including apportionment factors as shown on the tax return as filed.

The Company files consolidated federal and state income tax returns with BATS Global Markets, Inc. and its subsidiaries and separate company state tax returns in jurisdictions that do not permit the Company to file on a consolidated basis. With limited exception, the Company is no longer subject to examination by tax authorities for years prior to 2006.

Note 8. Commitments and Contingencies

The Company is from time to time involved in legal proceedings arising in the normal course of business. Management believes that no such litigation currently pending against it, if adversely determined, would have a material adverse effect on its financial position, results of operations or cash flows.

Note 9. Subsequent Events

We have performed an evaluation of events that have occurred subsequent to December 31, 2009. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ending December 31, 2009.